

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

Via E-mail
Mr. Phillip W. Roe
Executive Vice President and
Chief Financial Officer
Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, TN 37215

Re: **Vanguard Health Systems, Inc**.
           Form 10-K for the Fiscal Year Ended June 30, 2012
           Filed August 24, 2012
           File No. 001-35204

Dear Mr. Roe:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Joel Parker

                            Joel Parker
                            Accounting Branch Chief